October 24, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AIS Holdings Group, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2018

Filed July 3, 2018

File No. 000-55769

To the men and women of the SEC:

On behalf of AIS Holdings Group, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 4, 2018 addressed to Mr. Takehiro Abe, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-K on July 3, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form 10-K for the Fiscal Year Ended March 31, 2018

Item 1. Business, page 1

1. Please discuss the effect of existing or probable governmental regulations on your business. For example, discuss the regulation of cryptocurrencies and cryptocurrency exchanges in Japan and explain the extent to which your software and website are designed to comply with these regulations.

Company Response:

We have added the following disclosure on page 2:

“Our current and planned business operations and services do not conflict with the rules or regulations in Japan, and the Company does not need any governmental approval due to the fact that the Company’s business is limited to IT development and IT consulting services. Our clients will need to comply with any and all government regulations pertaining to businesses in the cryptocurrency industry.”

We have also confirmed with counsel in Japan that the above statement is correct.

Primary Business Activity, page 2

2. We note your statement on page 2 that your principal business activity revolves around the operation of your "Cryptocurrency System" which, among other things, would permit users to transfer digital coins and make deposits and withdrawals. Some of your disclosure appears inconsistent with the description of your business in your registration statement on Form S-1 (File No. 333-224927). If appropriate, revise the description of your business to more accurately reflect your business during the period covered by the Form 10-K.

Company Response:

We have amended the description of business section to more accurately reflect the nature of our business during the period covered by the Form 10-K.

3. You disclose that your website will consist of a cryptocurrency wallet, a cryptocurrency exchange and an ICO tab to review current ICOs. Please describe the cybersecurity protection features of your software and custody arrangements with users of the website. Highlight here and in a risk factor the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.

Company Response:

We have amended our disclosures throughout pages 1, 2 and 3 in order to address the above comment.

IT Consulting Services, page 3

4. We note your disclosure that Mr. Abe "has experience with creating ICOs, such as the FTV Token." Expand your disclosure to describe Mr. Abe's role with FTV Token and provide an explanation of how Mr. Abe is qualified to advise potential clients on initial coin offerings. Disclose whether Mr. Abe has experience with ICOs other than FTV Token.

Company Response:

We have expanded the disclosure on page 3 to include the following language:

“As part of his role as an IT consultant to the Company that conducted the ICO for the FTV Token, Mr. Abe was responsible for the creation of the ERC20, providing support for the creation of the coin’s white paper, and assisting with the development of an IT system. At present, the ICO of FTV Token has concluded. Mr. Abe hopes to utilize the experience he has gained with FTV Token to assist companies seeking to conduct their own ICO.”

Item 13. Certain Relationships and Related Transactions, page 13

5. Please disclose the amount paid by Mr. Takehiro Abe to Mr. Thomas DeNunzio for the transfer of all of the company’s outstanding shares from Mr. DeNunzio to Mr. Abe. Also disclose the terms of and amount paid or to be paid to Mr. DeNunzio’s or any of his affiliates, such as V Financial Group, for services to the company. Refer to Regulation SK Item 403(c).

Company Response:

We have disclosed on page 13 that Mr. Takehiro Abe paid $34,900 to Mr. DeNunzio on June 18, 2017 for the sale of 20,000,000 control shares owned by Mr. DeNunzio of the Registrant’s common stock.

We have also added on page 13 that on June 18, 2017, there was a change in control whereas Mr. DeNunzio resigned as sole director, CEO, CFO, President, Secretary and Treasurer and Mr. Takehiro Abe was appointed sole officer and replaced the corporate seats held by Mr. DeNunzio.

As a result of the above resignation by Mr. DeNunzio, and the change in control, Mr. DeNunzio terminated his duties to the Registrant and ceased to actively participate thereafter in corporate governance, management, and operation of corporate affairs since he was no longer a director nor shareholder of the Registrant.

Mr. DeNunzio’s founding of AIS Holdings, Inc. fka Superb Acquisition, Inc. is completely exclusive of his affairs and activities with V Financial Group, LLC. Furthermore, Mr. Thomas DeNunzio is not a member but a consultant to V Financial Group, LLC. There is no direct or indirect relationship between V Financial Group, LLC and AIS Holdings, Inc. As of the date of this correspondence, Mr. DeNunzio has not received and is not owed directly or indirectly anything of value (including money, property, contracts, options or rights of any kind) received or to be received from the Registrant. Mr. DeNunzio has not received or to be received any assets, services or any other consideration from the Registrant and Registrant has not acquired or to be acquired any asset from Mr. DeNunzio.

As a result of the above, no additional disclosure has been added with the exception of what is mentioned in the first two paragraphs of this “Company Response” to comment five.

Date: October 24, 2018

/s/ Takehiro Abe

Takehiro Abe

Chief Executive Officer